UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NeoGenomics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64049M209

(CUSIP Number)

Stephen Kanovsky

General Counsel, Global Innovation of GE Healthcare

100 Results Way

Marlborough, Massachusetts 01752

(262) 544-3025

With a copy to:

Stephen D. Cooke

Paul Hastings LLP

695 Town Center Drive, Seventeenth Floor

Costa Mesa, CA 92926

(714) 668-6264

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 25, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 64049M209

1.	NAME OF REPORTING PERSON General Electric Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 80,617,016 shares of common stock, par value $0.001 per share (“Common Shares”), of NeoGenomics, Inc., a Nevada corporation (“NeoGenomics”), outstanding as of May 4, 2018, as reported in NeoGenomics’ Form 10-Q for the period ended March 31, 2018 and filed with the Securities and Exchange Commission on May 8, 2018.

CUSIP No.: 64049M209

1.	NAME OF REPORTING PERSON GE Medical Systems Information Technologies, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 80,617,016 Common Shares of NeoGenomics outstanding as of May 4, 2018, as reported in NeoGenomics’ Form 10-Q for the period ended March 31, 2018 and filed with the Securities and Exchange Commission on May 8, 2018.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on January 4, 2016 by (i) General Electric Company, a New York corporation (“General Electric”) and (ii) GE Medical Systems Information Technologies, Inc., a Wisconsin corporation (“GE InfoTech”), as amended by Amendment No. 1 filed with the SEC on December 27, 2016 (the “Original Schedule 13D”). As described in the Original Schedule 13D, GE InfoTech is a wholly owned subsidiary of General Electric.

This Amendment No. 2 is filed to reflect a change aggregating more than one percent (1%) in the beneficial ownership of the reporting persons resulting from the redemption of Preferred Shares by NeoGenomics, Inc. (“NeoGenomics”). See Item 5(c) below for additional information.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D. Any capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Schedule 13D.

ITEM 2.	Identity and Background.

Schedule A to the Original Schedule 13D is hereby amended and restated in the form attached as Schedule A attached hereto, which is incorporated herein by reference. In all other respects, there have been no changes to the information disclosed in Item 2 of the Original Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced by the following:

(a) Beneficial ownership of the securities of NeoGenomics referred to herein is being reported hereunder because the reporting persons beneficially own 15,000,000 shares of common stock, par value $0.001 per share, of NeoGenomics (“Common Shares”), as of the date of this Amendment No. 2. Based on the number of Common Shares reported as outstanding by NeoGenomics as of May 4, 2018, the securities beneficially owned by the reporting persons represent approximately 18.6% of the outstanding Common Shares.

(b) As of June 25, 2018 General Electric and GE InfoTech hold shared voting and dispositive power to vote or dispose of the securities reported in this Schedule 13D.

Except as set forth in this Schedule 13D, each of General Electric and GE InfoTech does not, and, to the best of each of General Electric’s and GE InfoTech’s knowledge, each of their respective executive officers and directors does not, beneficially own any Common Shares.

(c) On June 25, 2018, NeoGenomics redeemed from GE InfoTech 6,864,000 Preferred Shares at a redemption price of $7.30 per share. GE InfoTech will bear certain transaction related expenses in connection with the redemption. Except as set forth in the first sentence of this Item 5(c), each of General Electric and GE InfoTech has not, and, to the best of each of General Electric’s and GE InfoTech’s knowledge, each of the persons listed in Schedule A hereto has not, effected any transaction in Common Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Power of Attorney by General Electric Company

Exhibit 99.2	Power of Attorney by GE Medical Systems Information Technologies, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 26, 2018

GENERAL ELECTRIC COMPANY

By:	/s/ Raúl Grable
Name:	Raúl Grable
Title:	Attorney-in-Fact*

* Duly authorized under Power of Attorney referenced as Exhibit 99.1 to this Amendment No. 2

GE MEDICAL SYSTEMS INFORMATION TECHNOLOGIES, INC.

By:	/s/ Raúl Grable
Name:	Raúl Grable
Title:	Attorney-in-Fact*

* Duly authorized under Power of Attorney referenced as Exhibit 99.2 to this Amendment No. 2

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL ELECTRIC COMPANY

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of General Electric Company are set forth below. The business address of each director and executive officer of General Electric Company is 41 Farnsworth Street, Boston, MA 02210. All of the individuals listed below are citizens of the United States of America other than W. Geoffrey Beattie, who is a citizen of Canada, and Sébastien M. Bazin, who is a citizen of France.

Name	Present Principal Occupation or Employment

Sébastien M. Bazin	Chairman and Chief Executive Officer, AccorHotels, Paris, France. Director of General Electric Company

W. Geoffrey Beattie	Chief Executive Officer, Generation Capital, Toronto, Canada. Director of General Electric Company

John J. Brennan	Chairman Emeritus and Senior Advisor, The Vanguard Group, Malvern, Pennsylvania. Director of General Electric Company

H. Lawrence Culp, Jr.	Senior Lecturer, Harvard Business School; Senior Advisor, Bain Capital Private Equity, Boston, Massachusetts. Director of General Electric Company

Francisco D’Souza	Chief Executive Officer, Cognizant Technology Solutions Corporation, Teaneck, New Jersey. Director of General Electric Company

John L. Flannery	Chairman of the Board and Chief Executive Officer, General Electric Company, Boston, Massachusetts. Director of General Electric Company

Edward P. Garden	Chief Investment Officer and Founding Partner, Trian Fund Management, L.P., New York, New York. Director of General Electric Company

Thomas W. Horton	Senior Advisor, Warburg Pincus LLC, New York, New York. Director of General Electric Company

Risa Lavizzo-Mourey	Professor, University of Pennsylvania, Philadelphia, Pennsylvania. Director of General Electric Company

James J. Mulva	Former Chairman of the Board, President and Chief Executive Officer, ConocoPhillips, Houston, Texas. Director of General Electric Company

Leslie F. Seidman	Former Chairman, Financial Accounting Standards Board, Norwalk, Connecticut. Director of General Electric Company

James S. Tisch	President and Chief Executive Officer, Loews Corporation, New York, New York. Director of General Electric Company

Jamie S. Miller	Senior Vice President & Chief Financial Officer, General Electric Company

Alexander Dimitrief	Senior Vice President, General Electric Company; President and Chief Executive Officer, Global Growth Organization

Michael Holston	Senior Vice President, General Counsel & Secretary, General Electric Company

Name	Present Principal Occupation or Employment

Jan R. Hauser	Vice President, Controller & Chief Accounting Officer, General Electric Company

David L. Joyce	Vice Chairman of General Electric Company; President & CEO, GE Aviation

Raghu Krishnamoorthy	Senior Vice President, Chief Human Resources Officer, General Electric Company

DIRECTORS AND EXECUTIVE OFFICERS OF GE MEDICAL SYSTEMS INFORMATION

TECHNOLOGIES, INC.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of GE Medical Systems Information Technologies, Inc. are set forth below. The business address of each director and executive officer of GE Medical Systems Information Technologies, Inc. is 8200 West Tower Avenue, Milwaukee, Wisconsin 53223. All of the individuals listed below are citizens of the United States of America.

Name	Present Principal Occupation or Employment

Benjamin Clark	Chief Financial Officer, GE Healthcare Ultrasound and Clinical Care Solutions. Sole Director, President and Chief Executive Officer, GE Medical Systems Information Technologies, Inc.

Ajay Parkhe	Vice President and General Manager, Monitoring Solutions, GE Medical Systems Information Technologies, Inc.

Kelly Miller	Treasurer and Chief Financial Officer, GE Medical Systems Information Technologies, Inc.

INDEX OF EXHIBITS

Exhibit 99.1	Power of Attorney by General Electric Company

Exhibit 99.2	Power of Attorney by GE Medical Systems Information Technologies, Inc.